Exhibit 12.1

General Maritime Corporation

Computation of Ratio of Earnings to Fixed Charges*

(Expressed in thousands of United States Dollars, except ratios)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Fixed Charges
Interest expense	35,505	14,747	17,728	19,900	16,981
Amortized loan fees	3,468	1,492	890	691	520
Fixed Charges	38,973	16,239	18,618	20,591	17,501

Earnings
Pretax operating income	84,518	(9,742)	51,221	20,282	(4,738)
Fixed charges	38,973	16,239	18,618	20,591	17,501
Earnings	123,491	6,497	69,839	40,873	12,763

Ratio of Earnings to Fixed Charges	3.17	0.40	3.75	1.98	0.73

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.17	0.40	3.75	1.98	0.73

For the years ended December 31, 2002 and 1999, earnings were insufficient to cover fixed charges by $9,742 and $4,738, respectively.

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934